Exhibit 2

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2018

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2018

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2017	2018
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,110	4,703
Short-term bank deposits	44,373	30,300
Prepaid expenses	307	1,266
Other receivables	586	835
Total current assets	50,376	37,104

NON-CURRENT ASSETS
Long-term prepaid expenses	61	66
Long-term investment	1,000	-
Property and equipment, net	2,505	2,197
Intangible assets, net	7,023	7,033
Total non-current assets	10,589	9,296
Total assets	60,965	46,400

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	5,516	3,804
Other	1,113	1,028
Total current liabilities	6,722	4,925
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	157	86
Warrants	1,205	804
Total non-current liabilities	1,362	890
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	8,084	5,815

EQUITY
Ordinary shares	2,836	2,922
Share premium	240,682	244,058
Other comprehensive loss	10,337	11,889
Capital reserve	(1,416)	(1,416)
Accumulated deficit	(199,558)	(216,868)
Total equity	52,881	40,585
Total liabilities and equity	60,965	46,400

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(5,654)	(5,027)	(13,306)	(14,581)
SALES AND MARKETING EXPENSES	(249)	(293)	(1,218)	(1,137)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,154)	(892)	(3,028)	(2,850)
OPERATING LOSS	(7,057)	(6,212)	(17,552)	(18,568)
NON-OPERATING INCOME (EXPENSES), NET	(333)	(255)	(342)	870
FINANCIAL INCOME	153	154	914	534
FINANCIAL EXPENSES	(6)	(11)	(15)	(146)

NET LOSS AND COMPREHENSIVE LOSS	(7,243)	(6,324)	(16,995)	(17,310)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.07)	(0.06)	(0.20)	(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	101,874,372	107,110,585	85,106,723	107,040,191

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Other comprehensive loss	Capital reserve	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2017	1,513	199,567	(1,416)	10,569	(175,206)	35,027
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2017:
Issuance of share capital, net	1,295	38,388	-	-	-	39,683
Employee stock options exercised	1	326	-	(326)	-	1
Employee stock options forfeited and expired	-	1,325	-	(1,325)	-	-
Share-based compensation	-	-	-	1,309	-	1,309
Comprehensive loss for the period	-	-	-	-	(16,995)	(16,995)
BALANCE AT SEPTEMBER 30, 2017	2,809	239,606	(1,416)	10,227	(192,201)	59,025

	Ordinary shares	Share premium	Other comprehensive loss	Capital reserve	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2018	2,836	240,682	(1,416)	10,337	(199,558)	52,881
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2018:
Issuance of share capital, net	85	2,803	-	-	-	2,888
Employee stock options exercised	1	46	-	(47)	-	-
Employee stock options forfeited and expired	-	527	-	(527)	-	-
Share-based compensation	-	-	-	2,126	-	2,126
Comprehensive loss for the period	-	-	-	-	(17,310)	(17,310)
BALANCE AT SEPTEMBER 30, 2018	2,922	244,058	(1,416)	11,889	(216,868)	40,585

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)
	Nine months ended September 30,
	2017	2018
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(16,995)	(17,310)
Adjustments required to reflect net cash used in operating activities (see appendix below)	2,772	(1,741)
Net cash used in operating activities	(14,223)	(19,051)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(48,029)	(22,000)
Maturities of short-term deposits	33,327	36,613
Long-term investment	(1,000)	-
Proceeds from realization of long-term investment	-	1,500
Purchase of property and equipment	(109)	(76)
Purchase of intangible assets	(3,721)	(40)
Net cash provided by (used in) investing activities	(19,532)	15,997

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	37,761	2,888
Repayments of bank loan	(70)	(70)
Net cash provided by financing activities	37,691	2,818

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,936	(236)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	2,469	5,110
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	307	(171)
CASH AND CASH EQUIVALENTS - END OF PERIOD	6,712	4,703

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2017	2018
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	381	414
Long-term prepaid expenses	(8)	(5)
Interest and exchange rate differences on short-term deposits	(439)	(540)
Share-based compensation	1,309	2,126
Warrant issuance costs	17	-
Gain on realization of long-term investment	-	(500)
Interest and linkage differences on bank loan	-	(1)
Exchange differences on cash and cash equivalents	(307)	171
Loss (gain) on adjustment of warrants to fair value	316	(401)
	1,269	1,264

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(362)	(1,208)
Increase (decrease) in accounts payable and accruals	1,865	(1,797)
	1,503	(3,005)
	2,772	(1,741)

Supplementary information on interest received in cash	378	598

Supplementary non-cash investment	2,985	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in the fields of oncology and immunology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom focusing on the field of immuno-oncology.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2018, and for the three and nine months then ended, were approved by the Board of Directors on November 8, 2018, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2018 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended, except as follows: (i) IFRS No. 9, “Financial Instruments,” which was effective from January 1, 2018, did not have a material effect on the Company’s financial statements; (ii) IFRS No. 15, “Revenue from Contracts with Customers,” also effective from January 1, 2018, is not relevant to the Company’s financial statements because the Company does not yet have any revenues; (iii) IFRS No. 16, “Leases,” which is not yet in effect and which the Company has not adopted early, was disclosed in the 2017 annual financial statements. The Company is currently evaluating the potential effect of this new guidance on its consolidated financial statements.

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.	At-the-market (“ATM”) sales agreement with BTIG

In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company may, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remains in effect. The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. From the effective date of the agreement through September 30, 2018, 3,927,063 ADSs were sold under the program for total net proceeds of approximately $4.0 million, leaving an available balance under the facility of approximately $26.0 million as of September 30, 2018.

b.	Direct placement of share capital and warrants to BVF

In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 8,495,575 ADSs, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs. The Series A warrants have an exercise price of $2.00 per ADS and are exercisable for a term of four years. The Series B warrants have an exercise price of $4.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were approximately $9.5 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%. The fair value of the warrants as of September 30, 2018 was based on the then current price of an ADS, a risk-free interest rate of 2.91% and an average standard deviation of 54.1%.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

c.	Underwritten public offering

In April 2017, the Company completed an underwritten public offering of approximately 33.8 million ADSs at a public offering price of $0.85 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.2 million, after deducting fees and expenses.

d.	Share issuance to Agalimmune shareholders

In March 2017, in connection with the Agalimmune acquisition, the Company issued 2,550,935 ADSs to the shareholders of Agalimmune.

NOTE 5 – SHAREHOLDERS’ EQUITY

As of December 31, 2017, and September 30, 2018, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2017	2018

Authorized share capital	250,000,000	250,000,000

Issued and paid-up share capital	105,063,437	108,083,426

	In USD and NIS
	December 31,	September 30,
	2017	2018

Authorized share capital (in NIS)	25,000,000	25,000,000

Issued and paid-up share capital (in NIS)	10,506,344	10,808,343

Issued and paid-up share capital (in USD)	2,836,139	2,922,216

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – REALIZATION OF INVESTMENT IN JOINT VENTURE (iPharma)

In 2016, the Company established a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China, with each party contributing initial seed capital to the venture of $1.0 million. The joint venture, named iPharma, focused on the development of innovative clinical and pre-clinical therapeutic candidates to serve the Chinese and global healthcare markets. In April 2018, the Company sold its holdings in the joint venture to I-Bridge Capital for cash consideration of $1.5 million. The gain of $0.5 million is included in non-operating income in the statement of comprehensive loss.

NOTE 7 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On October 2, 2018, the Company amended its license agreement with Biokine Therapeutics Ltd. (“Biokine”), originally dated September 2, 2012, relating to the in-licensing rights to BL-8040. The amendment reduces the payment owed by the Company to Biokine on sublicense receipts (as defined in the license agreement) from 40% to 20% of sublicense receipts in exchange for: (i) a cash payment from the Company to Biokine of $10 million; (ii) the issuance of ADSs with a value of $5 million and (iii) the payment of certain future milestone payments, up to an aggregate of $5 million in total, as specified in the amendment. Additionally, in certain limited instances, if the Company enters into a sublicense (as defined in the license agreement) within a defined period, the Company will pay Biokine an additional 10% of any upfront sublicense receipts received by the Company as a result of such sublicense.

The $10 million payment referred to above was financed in full via the receipt of a $10 million loan from Kreos Capital V (Expert Fund) L.P. (the “Lender”). As security for the loan, the Lender received a first-priority secured interest in all Company assets, including intellectual property. The loan has a 12-month interest-only period followed by a 36-month repayment period. Borrowings under the loan will bear interest at a fixed rate of 9.5% per annum (10.7%, including cash fees). In connection with providing the loan, the Lender received a warrant to purchase 957,549 ADSs at an exercise price of $0.94 per ADS. The warrant is exercisable for a period of ten years from the date of issuance.